SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

IGN ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

449589 10 0

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 449589 10 0

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark A. Jung

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

264,385*

	6	SHARED VOTING POWER

6,112**

	7	SOLE DISPOSITIVE POWER

264,385*

	8	SHARED DISPOSITIVE POWER

6,112**

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,497

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.8%***

12	TYPE OF REPORTING PERSON (See Instructions)

IN

* Includes 102,136 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2002.

**Includes 5,556 shares of Common Stock held of record by The Mark Jung Annuity Trust, and 556 shares of Common Stock held of record by Jung-Murdock Children’s Trust U/A 11/23/93, Susan Murdock TTEE.

***Based on 2,182,911 shares outstanding as of December 31, 2002.

Page 2 of 5 Pages

SCHEDULE 13G

CUSIP No. 449589 10 0

Item 1.
(a)	Name of Issuer:
IGN Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
3240 Bayshore Drive
Brisbane, CA. 94005

Item 2.
(a)	Name of Person Filing:
Mark A. Jung

(b)	Address of Principal Business Office:
c/o IGN Entertainment, Inc.
3240 Bayshore Drive
Brisbane, CA. 94005

(c)	Citizenship:
Canada

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
449589 10 0

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:	270,497

Mark A. Jung, the reporting person, owns 162,059 shares of Common Stock directly.  Mr. Jung also owns options to purchase 155,002 shares of the Company’s Common Stock, of which 102,326 were exercisable within 60 days of December 31, 2002.  Mr. Jung is also the trustee of  (i) the Mark Jung Annuity Trust, the record holder of 5,556 shares of Common Stock, and (ii) Jung-Murdock Children’s Trust U/A 11/23/93, Susan Murdock TTEE, the record holder of 556 shares of Common Stock.  Mr. Jung disclaims beneficial ownership of the shares held by the Mark Jung Annuity Trust and the Jung-Murdock Children’s Trust U/A 11/23/93, Susan Murdock TTEE, except to the extent of his pecuniary interest therein.

(b)	Percent of class:	11.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 264,385*

(ii)	Shared power to vote or to direct the vote: 6,112**

(iii)	Sole power to dispose or to direct the disposition of: 264,385*

Page 3 of 5 Pages

SCHEDULE 13G

CUSIP No. 449589 10 0

(iv) Shared power to dispose or to direct the disposition of: 6,112**

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Mark Jung Annuity Trust has the right to receive dividends from, or the proceeds from the sale of, the above referenced securities that it owns.  The Jung-Murdock Children’s Trust U/A 11/23/93, Susan Murdock TTEE, has the right to receive dividends from, or the proceeds from the sale of, the above referenced securities that it owns.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

Page 4 of 5 Pages

SCHEDULE 13G

CUSIP No. 449589 10 0

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	By:	/s/ MARK A. JUNG

Mark A. Jung

Page 5 of 5 Pages